FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Audited Financial Statements translated into English, as published in the Estrategia newspaper on February 24, 2006.

Item 1

Banco Santander Chile and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AT December 31

ASSETS

	2005 Ch$ (Millions)	2004 Ch$ (Millions)
CASH AND DUE FROM BANKS	1,224,961.9	982,575.8

LOANS:
Commercial loans	3,655,100.5	3,266,026.9
Foreign trade loans	511,755.8	512,428.4
Consumer loans	1,392,012.0	1,119,005.4
Mortgage loans	634,723.4	954,369.8
Lease contracts	663,861.7	520,401.2
Contingent loans	929,472.0	902,317.2
Other outstanding loans	2,056,155.1	1,385,582.7
Past-due loans	106,540.3	135,812.7

Total loans	9,949,620.8	8,795,944.3
Reserves for loan losses	(147,865.7)	(179,558.4)
Total loans, net	9,801,755.1	8,616,385.9

OTHER LOANS OPERATIONS:
Interbank loans	194,652.4	135,724.3
Investments purchased under agreements to resell	23,120.1	24,516.1

Total other loans operations	217,772.5	160,240.4

INVESTMENTS:
Government securities	460,181.3	972,661.3
Other financial investments	674,975.9	470,961.5
Investment collateral under agreements to repurchase	91,218.3	593,366.8
Assets for leasing	32,015.1	19,135.5
Assets received or awarded in lieu of payment	17,947.9	32,096.9
Other not financial investments	203.6	201.2

Total investments	1,276,542.1	2,088,423.2

OTHER ASSETS:	347,718.9	433,177.1

FIXED ASSETS:
Bank premises and equipment	221,374.9	221,610.6
Investments in other companies	6,696.0	5,068.0

Total fixed assets	228,070.9	226,678.6

TOTAL ASSETS	13,096,821.4	12,507,481.0

CONSOLIDATED FINANCIAL STATEMENTS AT December 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2005 Ch$ (Millions)	2004 Ch$ (Millions)
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,455,924.4	1,335,112.1
Savings accounts and time deposits	5,951,272.3	4,658,482.8
Bankers drafts and other deposits	668,325.7	997,921.3
Investments sold under agreements to repurchase	49,778.9	448,464.9
Mortgage finance bonds	668,961.3	993,145.6
Contingent liabilities	931,318.3	904,057.2

Total deposits and other liabilities	9,725,580.9	9,337,183.9

BONDS:
Bonds	415,242.9	370,564.8
Subordinated bonds	385,750.8	549,876.0

Total bonds	800,993.7	920,440.8

BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank credit lines for renegotiations of loans	6,654.5	9,661.7
Other Central Bank borrowings	173,205.9	340,958.5
Borrowings from domestic financial institutions	2,528.4	29,778.5
Foreign borrowings	1,098,245.5	495,571.6
Other obligations	42,091.8	41,221.6

Total borrowings from financial institutions	1,322,726.1	917,191.9

OTHER LIABILITIES:	164,224.9	262,235.4

Total liabilities	12,013,525.6	11,437,052.0

MINORITY INTEREST	1,464.3	1,325.1

SHAREHOLDERS’ EQUITY:
Capital and reserves	857,432.5	857,750.5
Fluctuations of financial investments	(15,310.9)	5,361.6
Income for the period	239,709.9	205,991.8

Total shareholders’ equity, net	1,081,831.5	1,069,103.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,096,821.4	12,507,481.0

BANCO SANTANDER - CHILE AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

For the periods between January 1, and December 31,

	2005 Ch$ (Millions)	2004 Ch$ (Millions)
OPERATING INCOME
Interest income	985,668.6	812,031.1
Gain from trading and brokerage activities	79,366.7	115,073.3
Fees income	169,786.4	153,720.3
Gains from foreign exchange transactions	2,684.4	7,915.0
Other operating income	15,290.6	11,276.2

Total operating income	1,252,796.7	1,100,015.9

Less:
Interest expense	(439,789.7)	(326,743.2)
Losses from trading and brokerage activities	(71,997.6)	(77,130.5)
Fees expenses	(31,419.5)	(27,706.5)
Other operating expenses	(37,859.5)	(36,577.8)

Gross margin	671,730.4	631,857.9

Personnel salaries and expenses	(139,219.5)	(137,824.3)
Administrative expenses	(100,584.6)	(100,037.6)
Depreciation and amortization	(39,248.3)	(40,126.3)

Net margin	392,678.0	353,869.7

Reserve for loan losses	(63,532.0)	(83,677.7)

Operating income	329,146.0	270,192.0

OTHER INCOME AND EXPENSES:
Non-operating income	20,869.0	34,835.8
Non-operating expenses	(42,881.9)	(39,407.4)
Income attributable to investments in other companies	678.3	556.0
Loss from price-level restatement	(18,139.7)	(12,416.6)

Income before income taxes	289,671.7	253,759.8

Income taxes	(49,828.4)	(47,578.0)

Net income after taxes	239,843.3	206,181.8

Minority interests	(133.4)	(190.0)

NET INCOME	239,709.9	205,991.8

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR CARVAJAL
Accounting Manager	General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: March 3, 2006	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel